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As filed with the Securities and Exchange Commission on November 26, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Bogen Communications International, Inc.
(Name of Subject Company (Issuer))

Bogen Communications International, Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

097189-10-4
(CUSIP Number of Class of Securities)

Jonathan Guss
Bogen Communications International, Inc.
50 Spring St.
Ramsey, New Jersey 07446
(201) 934-8500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
 Michael J. Bohnen, Esq.
Nutter McClennen & Fish LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
(617) 439-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,000,000	$809
*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $5 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $809	Filing Party: Issuer
Form or Registration No.: 5-44574	Date Filed: November 10, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 10, 2003, relating to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase 2,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price of $5.00 per share, net to the seller in cash, without interest. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    Terms of the Transaction.

        Item 4 is hereby supplemented and amended as follows:

        The first sentence in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "1. Number of Shares; Proration," sub-caption "Proration," is deleted in its entirety and the following is substituted in lieu thereof:

  "Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 2 of "Bogen's Tender Offer," and because of the Odd Lot procedure and the conditional tender procedures described in Section 5 of "Bogen's Tender Offer," we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until five business days after the expiration date."

        The fourth sentence in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "2. Procedures for Tendering Shares," sub-caption "Determination of Validity; Waiver of Defects; No Obligation to Give Notice of Defects" is deleted in its entirety and the following is substituted in lieu thereof:

  "We also reserve the absolute right to waive any of the conditions of our offer and any defect or irregularity in the tender of shares."

        The second sentence of the fifth paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "4. Purchase of Shares and Payment of Purchase Price" is deleted in its entirety and the following is substituted in lieu thereof:

  "Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, and not properly withdrawn, and because of the odd lot procedure, Bogen does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until approximately five business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain such information from their brokers."

        The first paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "6. Conditions of Our Offer" is deleted in its entirety and the following is substituted in lieu thereof:

  "Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and payment for the shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act of 1934, if at any time on or after November 10, 2003 and prior to the expiration date, any of the following events occur or are reasonably determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, but excluding any actions or omissions to act by us, makes it inadvisable to proceed with our offer or acceptance for payment or payment for the shares in our offer:"

        The fifth subparagraph of the first paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "6. Conditions of Our Offer" is deleted in its entirety and the following is substituted in lieu thereof:

  "the commencement or escalation of a war, armed hostilities or any other national or international crisis involving the further deployment of a material number of U.S. armed forces domestically or abroad;"

        The first sentence of the first paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "13. Extension of Our Offer; Termination; Amendment" is deleted in its entirety and the following is substituted in lieu thereof:

  "We reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of "Bogen's Tender Offer" occur or are reasonably deemed by us to have occurred, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of the extension."

        The first sentence of the second paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "13. Extension of Our Offer; Termination; Amendment" is deleted in its entirety and the following is substituted in lieu thereof:

  "Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 of "Bogen's Tender Offer" occur or are reasonably deemed by us to have occurred, to amend our offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in our offer to holders of shares or by decreasing or increasing the number of shares being sought in our offer."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        Item 6 is hereby supplemented and amended as follows:

        The second sentence in the second paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS" under the caption "2. Purposes of and Reasons for the Offer; Certain Effects of the Offer; Plans of Bogen After the Offer" is deleted in its entirety and the following is substituted in lieu thereof:

  "Management estimates that we will save in excess of $250,000 a year in costs related to reporting and other requirements that apply to companies whose stock is registered under the federal securities laws and traded on the Nasdaq National Market, exclusive of the significantly increased costs of compliance with the provisions of the Sarbanes-Oxley Act of 2002 which management believes would be an additional $125,000 a year."

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 is hereby supplemented and amended as follows:

        The first sentence of the fourth paragraph in the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "9. Source and Amount of Funds" is deleted in its entirety and the following is substituted in lieu thereof:

  "KeyBank will have a lien on all of our assets and those of our domestic subsidiaries, including the pledge of shares in our domestic subsidiaries and a continuation of the pledge of our ownership interest in Speech Design, GmbH."

        The following is hereby inserted between the second paragraph and third paragraph of the section of the Offer to Purchase entitled "BOGEN'S TENDER OFFER" under the caption "9. Source and Amount of Funds:"

  "Payment. The loan will require payment of interest only until July 1, 2004 when minimum quarterly principal payments of $425,000 shall commence. These minimum quarterly payments shall continue to be payable on the first day of each calendar quarter thereafter until paid in full."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JONATHAN GUSS Jonathan Guss Chief Executive Officer
Date: November 26, 2003

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  Item 4. Terms of the Transaction.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
SIGNATURE